Exhibit 99.9

Consent of Independent Registered Chartered Accountants

We consent to the incorporation by reference in Registration Statement No. 333-184496 on Form F-10 and Registration Statement No. 333-171775 on Form S-8 and to the use of our reports dated March 25, 2013 relating to the consolidated financial statements of Veris Gold Corp. and subsidiaries ("Veris") (which report expresses an unqualified opinion and includes an emphasis of matter paragraph referring to the existence of conditions that may cast substantial doubt about Veris’ ability to continue as a going concern) and the effectiveness of Veris' internal control over financial reporting appearing in this Annual Report on Form 40-F of Veris for the year ended December 31, 2012.

/s/ Deloitte LLP

Independent Registered Chartered Accountants
Vancouver, Canada
March 28, 2013